UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


Name of Issuer:  FirsTier Financial, Inc.

Title of Class of Securities:  Common Stock, with a par value of $5.00 per share

CUSIP Number:  337903108

Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications:

    Roman J. Gerber, Esq., BANC ONE CORPORATION, 100 East Broad Street, Columbus, Ohio 43271-0261, 614/248-5903

Date of Event which Requires Filing of This Statement:  February 14, 1994

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement__. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


CUSIP No.  92-000310

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BANC ONE CORPORATION I.R.S. Employer Identification # 31-0738296

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not Applicable

3.

4.  SOURCE OF FUNDS:  00

5.

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  State of Ohio

7.  SOLE VOTING POWER:  none

8.  SHARED VOTING POWER:  none

9.  SOLE DISPOSITIVE POWER:  none

10: SHARED DISPOSITIVE POWER:  none

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  none

12.

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

14. TYPE OF REPORTING PERSON:  CO

                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, with a par value of $5.00 per share, (the "Common Stock") of FIRSTIER FINANCIAL, INC., a corporation organized under the laws of the State of Nebraska (the "Company"). The principal executive offices of the Company are located at 1700 Farnam Street, Omaha, Nebraska 68103-0443.

ITEM 2.  IDENTIFY AND BACKGROUND

The following is certain information concerning the reporting person (the "Reporting Person" or "BANC ONE"):

(a) BANC ONE CORPORATION, an Ohio corporation.

(b) The Reporting Person's principal business is a bank holding company having the address of its principal business and its principal office at:
    100 East Broad Street, Columbus, Ohio  43271.

(c) During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(d) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which preceding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The original Schedule 13D related to an option granted to the Reporting Person to purchase shares of Common Stock from the Company to the Reporting Person which has now been terminated. As a result, this Item is not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

The original Schedule 13D related to an Option granted by the Company to the Reporting Person pursuant to an Option Agreement (the "Option Agreement") dated as of April 20, 1993 and an Agreement and Plan of Merger (the "Merger Agreement") between the Company and the Reporting Person, dated as of April 19, 1993, both of which have now been terminated.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

1.  Termination Agreement (Pages 5 and 6).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 22, 1994                      ROMAN J. GERBER
                                               Roman J. Gerber
                                               Executive Vice President


                             TERMINATION AGREEMENT


    Reference is hereby made to the Agreement and Plan of Merger, dated as of April 19, 1993, as amended by First Agreement Amending Agreement and Plan of Merger dated as of January 10, 1994 (the "Merger Agreement"), between FIRSTIER FINANCIAL, INC. ("FIRSTIER") and BANC ONE BETA CORPORATION ("BANC ONE BETA") and joined in by BANC ONE CORPORATION ("BANC ONE"). Terms not defined herein shall have the meaning ascribed to them in the Merger Agreement.

    WHEREAS, the parties entered into the Merger Agreement in order to effect a merger of FIRSTIER into a wholly owned subsidiary of BANC ONE, upon the terms and conditions set forth in the Merger Agreement.

    WHEREAS, the parties have determined, effective as of the date of this Termination Agreement, by the requisite vote of their respective boards of directors, to terminate and abandon the Merger Agreement and the transactions contemplated thereby (including the Merger).

    NOW, THEREFORE, in consideration of this Termination Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

    1. The Merger Agreement, and the transactions contemplated thereby (including the Merger), are hereby terminated and abandoned pursuant to Section 26(e) thereof.

    2. The parties further agree that the Option Agreement dated April 20, 1993 between FIRSTIER and BANC ONE (the "Option Agreement"), granting BANC ONE an option on shares of FIRSTIER common stock, has expired and is terminated as of the date of this Termination Agreement.

    3. Neither FIRSTIER, BANC ONE BETA nor BANC ONE has any further obligation under, or liabilities with respect to, the Merger Agreement and/or the Option Agreement, or the transactions contemplated thereby (including the Merger), and each of FIRSTIER, BANC ONE BETA and BANC ONE hereby releases the other parties hereto from any and all obligations or liabilities with respect to the Merger Agreement and/or the Option Agreement and the transactions contemplated thereby (including the Merger).


    IN WITNESS WHEREOF, this Termination Agreement has been executed on, and shall be effective as of, this 14th day of February, 1994.


                                           BANC ONE CORPORATION
ATTEST:
                                           By: WILLIAM P. BOARDMAN
ROMAN J. GERBER                                William P. Boardman
Roman J. Gerber                                Senior Executive Vice President
Secretary


                                           FIRSTIER FINANCIAL, INC.
ATTEST:
                                           By: DAVID A. RISMILLER
THOMAS B. FISCHER                              David A. Rismiller
Thomas B. Fischer                              Chief Executive Officer
Secretary


                                           BANC ONE BETA CORPORATION
ATTEST:
                                           By: ROMAN J. GERBER
CHARLES F. ANDREWS                             Roman J. Gerber
Charles F. Andrews                             Chairman
Secretary